Exhibit 99.1

FOR IMMEDIATE RELEASE

Lombard Medical Reports 2014 Fourth Quarter, Full Year Financial Results

Full Year Aorfix™ Revenue More than Doubled over 2013

Irvine, CA – February 26, 2015 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported operational progress and financial results for the fourth quarter and year ended December 31, 2014.

The Company’s lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only ‘on-label’ endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees.

Q4 and Recent Operational Highlights

•	Total 2014 fourth quarter Aorfix revenue grew 128 percent[1] to $4.8 million as compared to revenue of $2.1 million in the fourth quarter of 2013.

•	U.S. Aorfix revenue grew to $1.2 million in the fourth quarter of 2014, up approximately 400 percent from $0.3 million in the fourth quarter of 2013.

•	In 2014, 44 percent of the Aorfix cases in the U.S. were performed on patients with aortic neck anatomy between 0-60 degrees and more than half were done using the least invasive percutaneous approach.

•	In February 2015, the Company executed a lease for its new global headquarters and innovation center in Irvine, California. This facility will support the Company’s innovation and development teams focused on expanding the Aorfix product platform and the thoracic stent (TEVAR) development program.

•	In February 2015, the FDA approved Aorfix™Plus, a new addition to the Aorfix endovascular stent graft family that features a 34mm proximal diameter, expanding the potential market by allowing treatment for up to 10 percent of patients previously unsuitable for treatment with Aorfix.

•	In January 2015, Lombard Medical initiated the ARCHYTAS global registry, a prospective study of up to 500 patients at 50 centers worldwide, designed to quantify the clinical outcomes of EVAR with Aorfix in a broad cross-section of ‘real-world’ patients with AAAs.

•	In November 2014, efficacy and safety data from the two-year follow up of the U.S. PYTHAGORAS pre-marketing approval trial of Aorfix were presented at the VEITHsymposium™ in New York City.

•	In November 2014, the Company gained FDA clearance for manufacturing to commence at its new cleanroom operation in the UK, enhancing the Company’s capacity to meet demand for the near and long term.

Operational and Financial Results

Global Aorfix revenue increased 128 percent1 to $4.8 million in the fourth quarter of 2014 compared with $2.1 million in the fourth quarter of 2013. For the full year 2014, global Aorfix revenue grew 116 percent1 to $13.3 million compared with $6.1 million in 2013.

In the U.S., where Aorfix was formally launched in November 2013, and is sold exclusively through the Company’s own sales force, revenue in the 2014 fourth quarter and full year was $1.2 million and $3.2 million, respectively. Comparative U.S. revenue in the 2013 fourth quarter and full year was $0.3 million and $0.5 million, respectively.

"The more than doubling of Aorfix revenue in the fourth quarter and full year underscores the traction we are gaining in new and key global AAA markets,” said Chief Executive Officer Simon Hubbert. “2014 was a transformative year for Lombard Medical as we launched Aorfix in the U.S. and Japan, moved much of our operations to the U.S. and raised significant capital through an initial public offering on NASDAQ. In addition, we expanded manufacturing capacity in the UK and continued to produce high quality clinical data supporting the use of Aorfix across a broad range of both complex and standard AAA anatomies.”

In Japan, where Aorfix is sold through the Company’s exclusive distributor, Medico’s Hirata, and where regulatory approval was received in August 2014, revenue in the 2014 fourth quarter and full year was $1.9 million and $3.6 million respectively. 2014 revenue in Japan which began in August 2014 consisted of an initial stocking order and additional re-stocking orders.

In the key Western Europe markets (UK and Germany) where Lombard Medical also sells direct, revenue increased 14 percent2 to $3.4 million in 2014 compared with $3.0 million in the prior year; with both countries experiencing growth year over year. 2014 fourth quarter revenue in these markets declined 16 percent2 to $0.7 million compared with $0.9 million in the fourth quarter of 2013, mainly due to lower patient flow in the UK market.

Revenue in the international distributor markets (excluding Japan) for the 2014 fourth quarter and full year was $0.9 million and $3.0 million, respectively, compared with $0.9 million and $2.6 million in the prior year periods.

Total revenue for the fourth quarter of 2014 increased 111 percent3 to $4.8 million compared with $2.3 million in the fourth quarter of 2013. For 2014, total revenue increased 91 percent3 to $13.3 million compared with $7.0 million in 2013. 2013 total revenue included contributions of $0.2 million in the fourth quarter and $0.8 million in the full year from the Company’s OEM business, which was subsequently divested in December 2013.

Gross margins for the 2014 fourth quarter and full year were 46 percent and 43 percent, respectively, compared to 45 percent and 38 percent for the comparative 2013 periods. The improvement was primarily due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the 2014 fourth quarter and full year were $11.1 million and $41.9 million, respectively, compared to $8.0 million and $22.7 million for the comparative 2013 periods. The net loss for the fourth quarter of 2014 was $8.3 million, or $0.51 loss per share, compared to a net loss of $6.0 million, or $0.53 loss per share, for the fourth quarter of 2013. The net loss for 2014 was $34.8 million, or $2.39 loss per share, compared to a net loss of $19.2 million, or $2.14 loss per share for 2013. The increased operating expenses and net loss in the full year were principally due to on-going investments in U.S.-based operations, commercial infrastructure, additional direct sales people, product development activities, expenses of the NASDAQ initial public offering (IPO) and share-based compensation charges.

The Company’s balance sheet as of December 31, 2014, showed total cash and cash equivalents of $53.3 million, including proceeds from the U.S. IPO completed in April.

Company Outlook

The Company reaffirmed that it expects to achieve revenue for 2015 of between $18 million and $20 million. This growth is expected to result from a more than doubling of the combined number of Aorfix procedures in the Company’s four largest markets (U.S., Japan, UK and Germany) and pricing that remains stable in those markets.

In the Japanese market, the pending regulatory approval of the latest Aorflex™ delivery system is anticipated to come earlier than previously expected. Because of this shift in schedule, the Company’s distributor is expected to delay some of its 2015 first quarter orders into the second quarter allowing it to sell down its current stocking inventory. Due to the anticipated timing of Japan orders, total revenue in this year’s first quarter is anticipated to be between $3.0 million and $3.3 million. The Company does not anticipate providing regular quarterly revenue guidance, but believes that due to the special circumstances surrounding the Japanese approval, this information will be helpful for modeling purposes.

Conference Call

Lombard Medical’s management will discuss the Company's financial results for the fourth quarter and year ended December 31, 2014 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Thursday, February 26, 2015. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

1 Total Aorfix revenue growth was 131 percent for the 2014 fourth quarter and 115 percent for the full year on a constant currency basis, calculated using 2013 average rates.

2 Aorfix revenue in the Western Europe direct markets declined 15 percent for the fourth quarter and grew 10 percent for 2014 on a constant currency basis, calculated using 2013 average rates.

3 Total revenue growth was 113 percent for the 2014 fourth quarter and 89 percent for the full year on a constant currency basis, calculated using 2013 average rates.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine-based medical device company focused on device solutions for the $1.6 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. For more information, please visit www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000

- Tables Follow -

Consolidated Statements of Comprehensive Income

for the three- and twelve-month periods ended December 31, 2014 (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Revenue	4,758	2,254	13,277	6,960
Cost of sales	(2,553)	(1,242)	(7,541)	(4,315)
Gross profit	2,205	1,012	5,736	2,645
Gross margin	46%	45%	43%	38%
Selling, marketing and distribution expenses	(5,786)	(4,023)	(21,363)	(10,452)
Research and development expenses	(2,737)	(2,465)	(9,213)	(6,963)
Administrative expenses	(2,616)	(1,490)	(9,800)	(5,264)
Initial Public Offering expenses	-	-	(1,503)	-
Total operating expenses	(11,139)	(7,978)	(41,879)	(22,679)

Operating loss	(8,934)	(6,966)	(36,143)	(20,034)
Finance income—interest receivable	58	128	247	164
Finance costs	(24)	(21)	(83)	(449)
Loss before taxation	(8,900)	(6,859)	(35,979)	(20,319)
Taxation	617	886	1,227	1,115
Loss for the period	(8,283)	(5,973)	(34,752)	(19,204)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	39	1,169	(1,947)	2,908
Total comprehensive loss for the period	(8,244)	(4,804)	(36,699)	(16,296)

Basic and diluted loss per ordinary share (cents)
From continuing operations	(51.2)	(53.4)	(238.7)	(214.0)

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

as at December 31, 2014 (unaudited)

	December 31, 2014	December 31, 2013
	$’000	$’000
Assets
Intangible assets	5,259	5,722
Property, plant and equipment	3,087	2,411
Other receivables	348	523
Non-current assets	8,694	8,656

Inventories	4,895	3,361
Trade and other receivables	3,911	3,444
Taxation recoverable	2,065	2,143
Cash and cash equivalents	53,334	40,866
Current assets	64,205	49,814

Total assets	72,899	58,470

Liabilities
Trade and other payables	(5,434)	(6,579)
Current liabilities	(5,434)	(6,579)

Borrowings	(2,632)	(2,558)
Non-current liabilities	(2,632)	(2,558)

Total Liabilities	(8,066)	(9,137)

Net assets	64,833	49,333

Equity
Called up share capital	162	52,406
Share premium account	49,608	134,305
Capital reorganization reserve	205,686	-
Other reserves	-	19,087
Translation reserve	2,245	4,192
Accumulated loss	(192,868)	(160,657)
Total equity	64,833	49,333

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity

for the twelve month period ended December 31, 2014 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
At January 1, 2013	44,800	84,041	19,594	1,284	-	(142,990)	6,729
Loss for the period	-	-	-	-	-	(19,204)	(19,204)
Share-based compensation	-	-	-	-	-	1,176	1,176
Issue of ordinary shares	6,933	48,408	-	-	-	-	55,341
Share issue expenses	-	(2,180)	-	-	-	-	(2,180)
Conversion of convertible loan note	673	4,036	(507)	-	-	361	4,563
Currency translation	-	-	-	2,908	-	-	2,908
At December 31, 2013	52,406	134,305	19,087	4,192	-	(160,657)	49,333

Loss for the period	-	-	-	-	-	(34,752)	(34,752)
Share-based compensation	-	-	-	-	-	2,541	2,541
Capital reorganisation	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Currency translation	-	-	-	(1,947)	-	-	(1,947)
At December 31, 2014	162	49,608	-	2,245	205,686	(192,868)	64,833

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements

for the twelve month period ended December 31, 2014 (unaudited)

		Twelve months ended December 31,
	NOTE	2014	2013
		$’000	$’000
Loss before taxation		(35,979)	(20,319)
Depreciation and amortization of licenses, software and property plant and equipment		1,171	573
Share-based compensation expense		2,541	1,176
Net finance expense/(income)		(164)	285
Increase in inventories		(1,841)	(122)
Increase in receivables		(483)	(1,922)
(Decrease)/increase in payables		(790)	2,601
Net cash used in operating activities		(35,545)	(17,728)
Interest paid		-	(161)
Interest received		167	124
Research and development tax credits / (income tax paid)		1,172	(27)
Net cash outflow from operating activities		(34,206)	(17,792)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,481)	(1,807)
Purchase of intangible assets		(266)	(2,070)
Net cash flows used in investing activities		(1,747)	(3,877)

Cash flows from financing activities
Proceeds from issue of convertible loan notes		-	2,500
Proceeds from issue of ordinary shares		55,000	55,341
Share issue expenses		(5,342)	(2,180)
Net cash flows from financing activities		49,658	55,661

Increase in cash and cash equivalents		13,705	33,992
Cash and cash equivalents at beginning of year		40,866	4,450
Effects of exchange rates on cash and cash equivalents		(1,237)	2,424
Cash and cash equivalents at end of year		53,334	40,866

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as issued by the IASB including those applicable to accounting periods ending December 31, 2014 and the accounting policies set out in the Company’s financial statements as of and for the two years ended December 31, 2013. These interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard 34 “Interim Financial Reporting.” They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at December 31, 2013.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Sterling/U.S. dollar exchange rate
Closing rate	1.55	1.65	1.55	1.65
Average rate	1.58	1.62	1.64	1.56

The Group received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013. It will continue to absorb cash until sufficient funds from products sold are generated. Following the NASDAQ IPO in the first half of 2014, the group had $53.3 million of cash as at December 31, 2014 which is sufficient to fund its activities for the foreseeable future. Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Group is engaged in a single business activity of cardiovascular devices and medical fabrics and the Group does not have multiple operating segments. The Group’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products. The Executive Management team is the Group’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	1,188	292	3,248	508
Western Europe direct markets	728	872	3,431	3,013
Japan distributor market	1,920	-	3,550	-
International distributor markets excluding Japan	922	919	3,038	2,610
Total Aorfix commercial revenue	4,758	2,083	13,267	6,131
Other commercial revenue	-	170	10	817
Total commercial revenue	4,758	2,253	13,277	6,948
Clinical trial revenue	-	1	-	12
Total revenue	4,758	2,254	13,277	6,960

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	387	523	1,926	1,808
Germany	341	349	1,505	1,205
United States of America	1,188	293	3,258	530
Japan	1,920	-	3,550	-
Rest of World	922	1,089	3,038	3,417
	4,758	2,254	13,277	6,960

Included in the Other Commercial Revenue and Rest of World categories in the tables above are the following revenue figures for the Company’s OEM business which was divested in December 2013:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

Revenue from the divested OEM Business	-	170	-	807

3 NASDAQ Initial Public Offering and Group Restructure

On April 24, 2014, the Company’s Initial Public Offering of shares on the NASDAQ Global market was priced. The Company issued 5,000,000 ordinary shares of $0.01 each at a price of $11.00 to raise $55,000,000 before offering expenses. Total expenses of the offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account. The balance of $1.5 million has been charged to the Income Statement in the period ended December 31, 2014.

To facilitate the NASDAQ IPO, Lombard Medical, Inc., a new Cayman Islands domiciled holding company, was created and the existing shares in Lombard Medical Technologies plc were exchanged for new shares in Lombard Medical, Inc. under a UK High Court approved Scheme of Arrangement. Following the Scheme of Arrangement, the trading in shares of Lombard Medical Technologies plc on the London Stock Exchange’s AIM market was cancelled and Lombard Medical Technologies plc reregistered as a private company, Lombard Medical Technologies Limited.

The group restructure has been accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserve relating to Lombard Medical Technologies plc have been transferred to a capital reorganization reserve at the time of the restructure.

The comparatives in the Consolidated Statements of Comprehensive Income, the Consolidated Balance Sheet and Accumulated Losses, have been presented as those of the previous parent company, Lombard Medical Technologies plc.

4 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At December 31, 2014, the amount outstanding comprised:

$’000
Face value plus accrued interest of convertible loan notes at January 1, 2014	2,558
Interest expense	74
Included in non-current liabilities	2,632

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

5 Taxation on Loss on Ordinary Activities

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	524	706	1,150	938
for prior years	60	233	60	233
	584	939	1,210	1,171
Overseas taxation credit (charge)	33	(53)	17	(56)
Total tax credit	617	886	1,227	1,115

6 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(8,283)	(5,973)	(34,752)	(19,204)

Weighted average number of ordinary shares (‘000)	16,186	11,186	14,556	8,972

Basic and diluted loss per share (cents)	(51.2)	(53.4)	(238.7)	(214.0)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc. The 2013 comparative has been recast retrospectively for the effect of the 2014 share for share exchange, to allow comparability.

7 Post Balance Sheet Events

The Company has no significant post balance sheet events.

8 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering. In the months following the NASDAQ Initial Public Offering, Abingworth purchased 629,092 shares of the Company in open market transactions at an average price of $6.30. Abingworth held 20.7 percent of the Company’s shares on December 31, 2014.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0 percent of the Company’s shares following the Initial Public Offering and on December 31, 2014.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 8,075 shares at an average price of $6.41, Simon Hubbert purchased 2,900 shares at an average price of $7.67, Simon Neathercoat purchased 3,800 shares at an average price of $7.03, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 3,000 shares at an average price of $7.34.

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